Marvel Entertainment, Inc.

417 Fifth Avenue

New York, New York 10016

September 29, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 3720

Attn: Larry Spirgel, Assistant Director

REDACTED VERSION (“****” denotes omitted material)

Re:	Marvel Entertainment, Inc.
Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Spirgel:

Reference is made to the letters dated July 7, and July 21, 2006 (the “Previous Letters”) addressed to me as Chief Financial Officer of Marvel Entertainment, Inc. (the “Company” or “Marvel”) setting forth comments of the Staff of the Securities and Exchange Commission on our annual report on Form 10-K.

During our telephone call on August 24 concerning the Previous Letters, the Staff asked that I write this letter to comprehensively address our determination that we should consolidate the financial results of Spider-Man Merchandising L.P. (the “Joint Venture”) in light of the rights held by our joint venture partner and the relevant accounting pronouncements.

Background:

The Joint Venture is a limited partnership that was formed pursuant to a license agreement dated February 22, 1999 between Marvel Characters, Inc. (a wholly owned subsidiary of the Company) and Sony Pictures Entertainment, Inc. (“Sony”) (the “Original Agreement”). The Original Agreement was superseded by an amended and restated license agreement between the same parties dated as of May 21, 2004 (the “Amended Agreement”). In connection with this amendment, there was a shift in favor of the Company in control over the Joint Venture’s operations and (retroactive to April 1, 2004) in percentage sharing of the Joint Venture’s receipts. As is suggested by the name of both the Original Agreement and the Amended Agreement, both are primarily license agreements. Under those license agreements, the Company licensed to Sony the right to make movies and television shows based on the Company’s Spider-Man family of characters and licensed to the Joint Venture the merchandising rights for all Sony productions involving the Company’s Spider-Man family of characters. The business purpose of the Joint Venture is to generate income by licensing out the rights to use, on merchandise (e.g., apparel, food products, toys, video games), images from the Spider-Man movies produced under the Original Agreement and now the Amended Agreement.

The Amended Agreement was the result of litigation begun by the Company in 2003. In February of that year, the Company sued Sony, alleging that the Joint Venture should be dissolved because of Sony’s fraudulent representations to the Company during the negotiation of the Original Agreement. ************ ***********************************************************************************

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Two months later, Sony counter-claimed that (among other things) the Company had breached the Original Agreement with respect to the licensing of “classic” Spider-Man merchandise (as opposed to the movie version of Spider-Man). The litigation was settled by the Company and Sony agreeing to new business arrangements between them. Those new arrangements are reflected in the Amended Agreement, which was drafted to alter the Original Agreement only as necessary to implement the new terms. ******************************** ***********************************************************************************

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The Original Agreement was prepared from a license agreement model by attorneys who were primarily familiar with license agreement concepts. As a result, while it called for the creation of the Joint Venture as a limited partnership, many of the tax and accounting matters customarily spelled out in extensive detail in a partnership agreement (for example, the creation of capital accounts and the allocation of profits and losses) were addressed only briefly or implicitly in the Original Agreement.

Neither the Original Agreement nor the Amended Agreement include any provisions regarding proportionate ownership of the Joint Venture other than the provisions regarding percentage sharing of the Joint Venture’s receipts. Proportionate sharing of the Joint Venture’s profit, loss and capital has been treated by the Company and Sony as being governed by the percentage-of-receipts provisions, as is reflected in the Company’s and Sony’s tax filings. Included with this letter are the first page of the Schedules K-1 of each of the Company and Sony for 2004 as filed with the IRS. Part II, Section L indicates percentage ownership shares (**% by the Company, **% in the aggregate by Sony) and is circled on the attached pages.

The percentage sharing of the Joint Venture’s receipts was changed by the Amended Agreement from **%/**% to **%/**% in favor of the Company. That change is reflected in Section 11.e of the Amended Agreement, which shows the original **/** sharing arrangements, and Section 11.h of the Amended Agreement, which shows the **/** sharing arrangements that have applied since April, 2004.

Although structured as a limited partnership, the Company and Sony each have the right to designate one of the two general partners and one of the two limited partners. That arrangement is provided for in Section 11.a(ii)(C) of the Amended Agreement and was not changed by the Amended Agreement. The Company has designated Marvel Characters, Inc. as both its general partner and limited partner designee. Sony has designated its subsidiary SPE Spider-Man G.P., Inc. as its general partner designee, and itself as its limited partner designee. Those designations are reflected on the pages of the Schedules K-1 (Part II, Section H) included with this letter.

As a two-party joint venture, and one in which the two general partners each designate one of the two limited partners, the allocation of decision making between the general partners on one hand and the limited partners on the other is simpler than in a typical multi-party limited partnership. The two limited partners in the Joint Venture have no control over decisions made by the Joint Venture; all decisions are controlled by the general partners. As between the general partners, percentage ownership has no relevance to control over decisions. Instead, control over decisions is allocated by the Amended Agreement based upon the topic to be decided. ****************************************************************************

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Relevant Accounting Rules:

Since the effective date of FIN 46(R) “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” first applicable for the quarter ended March 31, 2004, the determination as to whether an entity should be consolidated is based upon whether an entity is deemed to be a variable interest entity (VIE) under FIN 46(R) (i.e., the variable interest risk and rewards model), or if FIN 46(R) does not apply, an assessment of the voting and other interests of the parties to a venture (i.e., the voting interest model).

As more fully described in the attached exhibit 2, the Joint Venture is not a VIE as it does not exhibit any of the characteristics set out in paragraph 5 of FIN 46(R). Furthermore, Marvel does not have any equity investment at risk in the Joint Venture. Accordingly, the controlling financial interest of the Joint Venture must be determined using the voting interest model, rather than the risk and rewards model proscribed under FIN 46(R).

In analyzing the application of the voting interest model, we reviewed the following pronouncements:

•	APB 18, “The Equity Method of Accounting for Investments in Common Stock”
•	AIN-APB 18, “The Equity Method of Accounting for Investments in Common Stock: Accounting Interpretations of APB Opinion No. 18”
•	AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures”
•	SFAS 94, “Consolidation of All Majority-Owned Subsidiaries”
•	EITF 96-16, “Investor’s Accounting for an Investee When an Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”
•	EITF 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”

None of the above pronouncements deals explicitly with the question of which, if any, general partner in a limited partnership should consolidate the results of the partnership. EITF 04-5 states that:

The Task Force acknowledged that when a limited partnership has multiple general partners, the determination of which, if any, general partner within the group controls and, therefore, should consolidate the limited partnership is based on an analysis of the relevant facts and circumstances...The Task Force agreed that guidance on determining which general partner in a group of general partners should consolidate is beyond the scope of this Issue.

(EITF 04-5, paragraph 4).

Even though the EITF 04-5 task force considered that guidance to be beyond its scope, it took the opportunity to note the views of one task force member on that subject:

However, a Task Force member observed that the concepts in this Issue may be helpful in determining whether a single general partner in a group of general partners controls a limited partnership, particularly in relation to assessing whether the combined rights of the other general partners and the limited partners taken together overcome a conclusion that a single general partner controls a limited partnership.

(EITF 04-5, paragraph 4).

The concepts regarding control that are referred to in EITF 04-5 are the same concepts that apply throughout the accounting pronouncements referred to above and are expressed most clearly in EITF 04-5: that a majority owner should consolidate unless the minority owner has either “kick-out rights” or “substantive participating rights.”

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“Substantive participating rights” are rights that provide minority owners with “the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.” (See, EITF 04-5, paragraph 10). In the context of EITF 04-5, the minority owners were the limited partners, but the concepts are equally applicable to majority and minority general partners. EITF 04-5 contrasts participating rights with “protective rights,” which are “rights that are only protective in nature.” If rights are both substantive participating rights and also protective of the minority or limited partners’ investment, the presumption that the majority or general partners control the entity is overcome. (See, EITF 04-5, paragraph 11).

The determination of whether decisions are in the ordinary course does not depend on whether “such decisions are expected to occur in the near term”, but it must be reasonably possible that the events or transactions that would necessitate such decisions will occur. (See, EITF 04-5, paragraph 12). Substantive participation includes the ability of limited or minority partners to block proposed actions as well as to initiate actions. (See, EITF 04-5, paragraph 17). The likelihood that the blocking right will be exercised is not relevant. (See, EITF 04-5, paragraph 18).

In order for participating rights to be substantive (and thus to allow a general or majority partner to avoid consolidation), they must give the limited or minority partners the right to participate in decisions that are “significant.” (See, EITF 04-5, paragraph 18). The significance of an approval right is determined, in part, by the effect that disapproval by the limited partners or minority owners would have on the business. This is illustrated by Example 4 to EITF 04-5, which says that a limited partner’s right to block a purchase of property is not significant if the partnership could lease the property as an alternative without limited partner consent. Similarly, Example 6 to EITF 04-5 says that the limited partner’s right to disapprove annual budgets is not significant if the result is that the partnership continues to operate under the prior budget with an adjustment for inflation and the partnership’s business is not expected to require significant increases in budgeted amounts.

Pursuant to SFAS 94, and as originally expressed in Accounting Research Bulletin No. 51, consolidated financial statements are usually necessary when one of the companies in a group directly or indirectly has a “controlling financial interest” in the other companies except in certain limited cases (e.g., where the control is temporary). SFAS 94 amends ARB 51 to read, in part, “The usual condition for a controlling financial interest is ownership of a majority voting interest.” **************************************************** ***********************************************************************************

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Under EITF 96-16, the presumption of consolidation by an investor with a majority voting interest, and under EITF 04-5, the presumption of consolidation by a general partner, is overcome if the minority shareholder or limited partner have “substantive participating” rights rather than having only “protective” rights. Rights are considered substantive participating rights if they enable the minority shareholder or limited partner to effectively participate in decisions that are significant factors in directing and carrying out the activities of the business. *************************************************************************** ***********************************************************************************

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ARB 51, APB 18 and SFAS 94 all state the principle that consolidated financial statements are generally preferable to unconsolidated statements:

There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one of the companies in the group directly or indirectly has a controlling financial interest in other companies.

(ARB 51, paragraph 1; APB 18, paragraph 4; SFAS 94, paragraph 1).

Much of the accounting guidance in recent years, particularly FIN 46(R), has focused on limiting the types of investments for which consolidation may be avoided, or on narrowing the range of minority controls that allow a majority owner to avoid consolidation. The guidance seems driven by an awareness that an unscrupulous majority owner in full actual control over a partnership’s operations might, for instance, include provisions in the partnership agreement that grant to the minority owner powers that are arguably significant. The majority owner would then argue that those powers of the minority owner are great enough to allow the majority owner not to consolidate. To that majority owner, the literature says, “If the minority owner’s rights do not rise above the bar we are setting, then you must consolidate.”

A registrant, such as the Company, seeking to make a good-faith determination of whether consolidation rather than equity accounting is the proper method to present its majority ownership stake in a joint venture, is required to ask itself, “If we wanted to avoid consolidation, would the controls held by us as majority owner be limited enough to allow us not to consolidate?” We were required to make that determination in light of the repeated teaching of ARB 51, APB 18 and SFAS 94 and in a historical context in which failure to consolidate is viewed skeptically. *********************************************************

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************************************************* We therefore believe that consolidation of the Joint Venture is the appropriate accounting treatment based upon the application of the concepts and guidance contained in the accounting literature summarized above.

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the 10-K, please contact me at (212) 576-8538. Thank you for your attention.

Very truly yours,

/s/ Kenneth P. West

Kenneth P. West
Executive Vice President and
Chief Financial Officer

Exhibits:

1.	First page of Schedules K-1 of each of the Company and Sony for 2004 as filed with the IRS
2.	FIN 46(R) Analysis